Mail Stop 4561

October 23, 2008

Joseph M. Leone
Vice Chairman and Chief Financial Officer
CIT Group Inc.
505 Fifth Avenue
New York, New York 10017

      RE: CIT Group Inc.
            Form 10-K for Fiscal Year Ended December 31, 2007
            Filed February 29, 2008
            Form 10-Q for the Period Ended March 31, 2008
            Filed May 12, 2008
            File No. 001-31369

Dear Mr. Leone,

      We have completed our review of your Form 10-K and Form 10-Q and have no further comments at this time.

                          Sincerely,

                          Kevin W. Vaughn
                          Accounting Branch Chief